Exhibit 99.1

Scorpio Tankers Inc. Announces a Time Charter-Out Agreement and an Update on Daily TCE Rates

MONACO, September 3, 2025 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today a time charter-out agreement and an update on daily TCE rates.

Time Charter-Out Agreement

The Company recently reached an agreement to time charter-out the 2014 built LR2 product tanker, STI Orchard. The term of this agreement is for five years at a rate of $28,350 per day commencing in the third quarter of 2025.

Daily TCE Rate Update

Below is a summary of the average daily Time Charter Equivalent (“TCE”) revenue and duration of contracted voyages and time charters for the Company’s vessels (both in the pools and outside of the pools) thus far in the third quarter of 2025 as of the date hereof:

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue(1)	Expected Revenue Days (2)	% of Days	Average Daily TCE Revenue(1)	Expected Revenue Days (2)	Average Daily Revenue (1)	Expected Revenue Days (2)	% of Days
LR2	$32,700	2,456	86%	$31,500	914	—	—	100%
MR	$23,500	3,707	85%	$22,500	454	$12,750	41	100%
Handymax	$20,500	1,183	67%	$23,000	91	—	—	100%

(1)TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
(2)Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 99 product tankers (38 LR2 tankers, 47 MR tankers and 14 Handymax tankers) with an average age of 9.5 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com